UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 6, 2025  , CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that it has entered into a Business Research Collaboration Agreement (“BRCA”) with Sunact Cancer Institute Private Limited (“SUNACT”) dated December 30, 2024 to jointly establish and conduct clinical trials for the Good Manufacturing Practice (“GMP”) grade unmodified gamma delta T Cells (the “Product”). The collaboration encompasses territories including South Asia (Bangladesh, Bhutan, India, the Maldives, Nepal, Pakistan, Sri Lanka, and Afghanistan) and the Emirate of Dubai.

Under the BRCA, the Company will be responsible for manufacturing and supplying the Product, providing scientific expertise, laboratory staff support, and assistance with clinical data management and protocol development. SUNACT will lead the clinical trial operations, including obtaining necessary regulatory approvals, recruiting patients, and providing clinical trial guidance. The collaboration includes establishing a Joint Venture Company (“JVC”) with an initial 50/50 shareholding structure.

The agreement requires submission of relevant applications for clinical trial approval within 12 months of signing, with both parties collaboratively engaging in the commercialization phase following successful clinical trials. The Project combines the Company’s product expertise and manufacturing capabilities with SUNACT’s clinical research infrastructure to advance the development and commercialization of the Product in the specified territories. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Additionally, the Company announces that on January 6, 2025, it has filed Form S-8 with the Securities and Exchange Commission.

Exhibits

Exhibit No.	Description
99.1	Press Release dated January 6, 2025 titled: CytoMed Therapeutics signs Business & Research Collaboration Agreement with India’s SunAct Cancer Institute Private Limited to advance use of allogeneic off-the-shelf Gamma Delta T Cells for treatment of solid cancers in a proposed Phase 2 clinical trial in India

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: January 6, 2025	By:	/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman